DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

June 14, 2024

VIA EDGAR
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Alberto H. Zapata
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Beacon Pointe Multi-Alternative Fund; File Nos. 333-276064 and 811-23921

Dear Mr. Zapata,

On December 15, 2023, Beacon Pointe Multi-Alternative Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On January 16, 2024, you provided written comments regarding the Registration Statement (the “Letter”). On April 25, 2024, the Registrant filed pre-effective amendment 1 to the Registration Statement (the “Amendment 1”) to address your comments in the Letter. On May 6, 2024, Brian Szilagyi provided oral accounting comments on the Amendment. On May 15, 2024, you provided oral comments on the Amendment 1. On May 23, 2024, the Registrant filed pre-effective amendment 2 to the Registration Statement (the “Amendment 2”) to address your comments and Mr. Szilagyi’s comments. On May 24, 2024, you provided oral comments on the Amendment 2. On May 28, 2024, Brian Szilagyi provided oral accounting comments on the Amendment 2. On May 28, 2024, the Registrant filed correspondence to address those comments. On May 31, 2024, your branch chief, Asen Parachkevov, provided additional oral comments on the Amendment 2. Please find below his comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Comment 1. In “Principal Investment Strategies”, add a statement that the Fund won’t invest more than 15% of its assets in funds exempt from registration under the 1940 Act under section 3(c)(1) or 3(c)(7).

Response. The Registrant has revised the disclosure as follows:

While the Fund will primarily invest indirectly through the Underlying Funds, the Fund may also invest directly in the underlying holdings of the Underlying Funds alongside the Underlying Funds (the “Co-Investments”). The Fund may invest no more than 15% of its assets in private funds that would be investment companies but for the exemptions under Sections 3(c)(1) or 3(c)(7) under the 1940 Act. For the avoidance of doubt, this limitation does not apply to private funds not relying on the exemptions under Sections 3(c)(1) or 3(c)(7) under the 1940 Act, such as private funds relying on Sections 3(a)(1), 3(c)(5)(c), or 3(c)(6).

Comment 2. The staff of the SEC (the “Staff”) generally takes the position that investment companies registered under the 1940 Act may invest no more than 15% of their assets in pooled investment vehicles that would satisfy the definition of an investment company but for the exception from such definition provided by either Section 3(c)(1) or 3(c)(7) of the 1940 Act without limiting the offering of such funds to accredited investors and requiring

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a minimum investment of at least $25,000 (the “15% Limitation”). Please explain whether the Registrant intends to invest in investment companies that are registered as such under the 1940 Act, but whose securities are not registered under the Securities Act of 1933, as amended, that limit investment in their fund to accredited investors and require a minimum investment of at least $25,000 in order to invest without limitation in private funds that would be investment companies but for the exemptions under Sections 3(c)(1) or 3(c)(7) under the 1940 Act (each a “1940 Act Only Fund”). If so, please explain on a supplemental basis, how the Registrant will treat those 1940 Act Only Funds for purposes of the Registrant’s 15% Limitation.

Response. The Registrant will invest in 1940 Act Only Funds. The Registrant does not intend to include such investments in determining whether the Registrant has complied with its 15% Limitation. The Registrant believes that the additional protections provide by 1940 Act Only Funds being registered under the 1940 Act are sufficient to not warrant including them in determining whether the Registrant has complied with its 15% Limitation.

Imposing limitations on an investment company investing in a 1940 Act Only Fund would be unnecessary and inconsistent with prevailing industry practice. While the securities of 1940 Act Only Funds may not be registered under the 1933 Act and, thus, may be sold only through private placements, 1940 Act Only Funds, unlike private investment funds that are excluded from the definition of an investment company for purposes of Section 3(c)(1) or 3(c)(7) of the 1940 Act, are subject to the full structural limitations and governance requirements of the 1940 Act. For instance, 1940 Act Only Funds are overseen by a board of directors comprised of a majority of disinterested directors. Such funds also are subject to the leverage limitations imposed by the 1940 Act, as well as the significant limitations on affiliated transactions set forth in Section 17 of the 1940 Act. We also would note that the offering documents of 1940 Act Only Funds are also subject to the protections and required disclosures of the 1940 Act prescribed by Form N-2. In short, the governance and structural safeguards upon which the 1940 Act is premised are applicable to 1940 Act Only Funds. Private funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act generally are not subject to the same safeguards or limitations.

It is worth noting that 1940 Act Only Funds are used in a variety of ways across the asset management industry, including in master-feeder fund structures utilized by open-end funds because registered funds are eligible to invest in 1940 Act Only Funds. Rule 501(a)(1) of Regulation D under the Securities Act explicitly includes within the definition of an accredited investor “any investment company registered under the . . .[1940 Act] or a business development company as defined in section 2(a)(48) of . . . [the 1940 Act] . . ..

To our knowledge, the position of the Staff with respect to the 15% Limitation is not published or memorialized in any regulation or guidance issued by the Commission, and has, instead, been communicated to closed-end fund registrants during the registration comment process on a somewhat selective and inconsistent manner. We are not aware of any articulated legal basis for the position taken by the Staff. Although the position of the Staff may be predicated on an argument that non-accredited investors would not be eligible to invest directly in the underlying private funds held by a registered fund of funds,[1] if that is the justification, however, it is applied selectively. We would note that, as mentioned above, 1940 Act Only Funds that are open only to accredited investors often are used as a “master” fund in master-feeder arrangements involving open-end funds that are offered to retail investors, both directly and through defined contribution retirement plans.

In addition, we would offer that the market for closed-end funds that operate as interval funds and tender offer funds has expanded significantly in the nearly five years since the issuance of the Concept Release. The Staff has permitted numerous closed-end interval funds to go effective that pursue their investment objective through a fund of private funds and 1940 Act Only Fund strategy, including, amongst other strategies, real estate and infrastructure oriented strategies, without limiting the sale of the closed-end fund to accredited investors or imposing any limitation on the percentage of the assets of such closed-end fund that may be invested in the private underlying funds or 1940 Act Only Funds.

[1] See, e.g., Concept Release on Harmonization of Securities Offering Exemptions, at 187 (Rel No. 33-10649)(June 18, 2019)(the “Concept Release”).

Respectfully, we do not believe that any additional limitations should be imposed on the ability of the Registrant to invest in 1940 Act Only Funds that are available only to accredited investors. Both the Registrant and any 1940 Act Only Fund would be subject to the structural limitations and governance requirements of the 1940 Act. Both funds would be managed by investment advisers registered under the Investment Advisers Act of 1940, as amended. Thus, it is difficult to see what additional protections would be afforded to shareholders of the Registrant by restricting the ability of the Registrant to invest in 1940 Act Only Funds. Indeed, imposing such restrictions on the Registrant would place the Registrant at a competitive disadvantage relative to certain of its peer funds that already are active in the marketplace and which are not subject to the limitations contemplated here.

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If you have any questions or comments, please contact the undersigned at 404-736-7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

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